February 1, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Security Exchange Commission
Washington, D.C. 20549

Re: Modern City Entertainment, Inc.
       File No. 000-50468

Dear Ms. Jenkins,

In response to your letter dated July 13, 2007 we would like to address the two issues outlined in your letter.

Form 10-KSB/A for Fiscal Year Ended March 31, 2006

Exchange Act Reports

In regards to our delinquent filings as of today we have filed the 10QSB for quarters ended, June 30, September 30, and December 31, 2006 and the 10KSB for March 31, 2007. In addition we have also filed the 10QSB for quarter ended June 30, 2007. We anticipate filing the 10QSB for quarter ended September 30, 2007 by mid-February 2008 and the 10QSB for quarter ended December 31, 2007 within the date is due on extension February 19, 2008.

Form 8-K – Acquisition of Modern City Entertainment LLC

We amended the 8-K filed May 9, 2007 and filed an 8-K/A dated August 29, 2007. Included in the 8-K/A are the pre-acquisition financials for Modern city Entertainment LLC and the pro-forma financials.

This should address the last of the two issues concerning your letters dated June 21, 2007 and July 13, 2007.

Should you have any additional questions please contact me at (305) 970-4898

Sincerely,

By:	/s/ William Erfurth
William Erfurth
President and Director